UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
       Pursuant to Section 12(b) or (g) of Securities Exchange Act of 1934



                                 COM-ANIMATRIX, INC.
                 (Name of Small Business Issuer in its charter)


           Nevada                                       34-1922421
  ---------------------------              -----------------------------------
  (State or other jurisdiction of          (I.R.S. Employer Identification No.)
  incorporation or organization)



          129 Elmwood Drive, Kent, Ohio                  44240
      -----------------------------------------      -------------
      (Address of principal executive offices)         (Zip Code)




                                 (330) 673-4559
                           (Issuer's telephone number)





Securities to be registered pursuant to section 12(g) of the Act:


         Title of each class          Name of each exchange on which
         To be so registered          each class is to be registered
         -------------------          ------------------------------

           Common shares                NASD OTC Bulletin Board

                                TABLE OF CONTENTS

                                                                            PAGE

Item 1.    Description of Business..................................    3

Item 2.    Plan of Operations.......................................    4

Item 3.    Description of Property..................................    4

Item 4.    Security Ownership of Certain Beneficial
           Owners and Management....................................    4

Item 5.    Directors, Executive Officers, Promoters,
           and Control Persons......................................    5

Item 6.    Executive Compensation...................................    5

Item 7.    Certain Relationships and Related
           Transactions.............................................    5/6

Item 8.    Legal Proceedings........................................    6

Item 9.    Market for Common Equity and Related
           Stockholder Matters......................................    6

Item 10.   Recent Sales of Unregistered
           Securities...............................................    6/7

Item 11.   Description of Securities................................    7

Item 12.   Indemnification of Directors and
           Officers.................................................    7/8

Item 13.   Financial Statements.....................................    9/32

Item 14.   Exhibits.................................................    33

Signatures .........................................................    33

Item 1.  Description of Business.

(a)    Business Development

       Com-Animation, Inc. ("the Company") was incorporated in the State of Nevada on April 7, 2000. The Company is a C corporation for federal income tax purposes with a calendar fiscal year. The Company currently has no subsidiaries or affiliated entities and is a development stage corporation. To date, the Company has had no significant operations and no revenues.

       The Company has never been involved in any bankruptcy, receivership or similar proceedings.

(b)    Business of Issuer

       The business of the Company is developing website applications for the Internet. The Company intends to provide graphics, design, and Internet consulting services. The Company's business is highly competitive and as it involves, the Internet and Internet users may be subject to increasing governmental regulation.

       The Company, which currently has no employees, is a development stage enterprise and from inception to date has had no revenues.

Forward-Looking Statements

       This Form 10-SB includes "forward-looking statements" within the meaning of the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All statements, other than statements of historical facts included in this Form, including without limitation, statements under "Plan of Operation" and "Description of Business," regarding the Company's financial position, business strategy, and plans and objectives of management of the Company for future operations, are forward-looking statements.

       Although the Company believes, the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations include, but are not limited to, market conditions, competition, and the ability to successfully complete financing.

(c)    Reports to Security Holders

         The public may read and copy any materials the Company files with the Securities and Exchange Commission ("SEC") at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. The Public may obtain information on the operation of the public Reference Room by calling the SEC at 1-800-SEC-0330.

Item 2.      Plan of Operations.

Business Operation (Please see Item 1. (b) Business of Issuer).

Financing

         The Company's management is seeking funding from a variety of sources including private placements of its stock, public offerings of its stock, as well as debt financing. Additionally, business combinations with entities with significant cash will be considered. However, there can be no assurance management will be successful in these endeavors.

         Absent the Company's obtaining other sources of liquidity as described above, the Company's primary funding for ongoing corporate expenses, such as legal and accounting fees and filing fees will continue to be provided by the Company's Chairman of the Board of Directors and President.

         The Company's management is commencing discussions with investment bankers pertaining to a stair step-financing plan. This will encompass initial seed capital, a first and second level of private placements, bridge financing, mezzanine financing and an eventual initial public offering. However, there can be no assurance management will be successful in these endeavors.

Item 3.      Description of Property

         The Company does not own any physical properties at this time

         The Company's corporate executive office presently is located within the office of the Company's major shareholder/Chairman of the Board of Directors/President Michael A. Drew. Mr. Drew is an Attorney based in Kent, Ohio at 129 Elmwood Drive.

Item 4.      Security Ownership of Certain Beneficial Owners and Management.

         The following table sets forth certain information as of April 7, 2000 with respect to the beneficial ownership (as such term is defined under section 13(d) of the Securities Exchange Act of 1934, as amended) of the common stock by
(1) each person who is the beneficial owner of more than 5% of the common stock outstanding as of such date, (II) each director of the Company, (III) the named officers, and (IV) all executive officers of the Company as a group:

         .........                            Amount of
                                              ---------
Name and address of Beneficial Owner          Beneficial        Percent
------------------------------------          ----------        --------
         .........                            Ownership         of Class
                                              ---------         --------

Michael A. Drew                               5,000,000           100.0
North Water Street, Suite #
Kent, Ohio 44240

All Directors, Nominees and Executive
                                              ------------       --------
Officers as a Group (2 persons)               5,000,000           100.0

Item 5.      Directors, Executive Officers, Promoters, and Control Persons

         The director has an indefinite term of office. The director has served since inception on April 7, 2000.

         The following individuals are the executive officers of the Company:

Name of Executive Officer    Age        Title

Michael A. Drew               54        Chairman of the Board
                                        of Directors and President

Business Experience

         Michael A. Drew. Mr. Drew is an Attorney. Mr. Drew has over twenty years of business and legal experience including experience as president, chief operating officer, chief financial officer, and corporate counsel for several corporations. He is currently involved in the representation and advising of corporations and other business entities.

Item 6.      Executive Compensation,

                           SUMMARY COMPENSATION TABLE

                                                                          Long Term Compensation
                          Annual Compensation                       Awards                     Payouts
                                                                Other Securities
Name                                              Annual       Registered   Under-                     All other
And                                               Compen-      Stock        Lying          LTIP         Compen-
Principal    Year                                 sation       Award(s)     Opinions/      Payouts      sation
Position     (Note A)    Salary($) Bonus ($)      $            $             SARs(#)         $            $
--------     --------    --------- ---------      ------       -----         -------      --------    ---------
              2000             -         -            -           -                -          -          $0.00
Michael A. Drew
President


Note A:  2000 is for the period April 7, 2000 (inception) to April 30, 2000.

Item 7.      Certain Relationships and Related Transactions.

Initial Cash Infusions by Founder

         In April 2000 the Company issued 1,000,000 shares of its common stock to its founder Michael A. Drew, Chairman of the Board of Directors and President of the Company, for aggregate proceeds of $1,000. The stock issuance was approved by the written consent of the Directors of the Company on April 7, 2000.

Shares for Services

         In April 2000 the Company issued 4,000,000 shares of its common stock for services performed to Michael A. Drew, Chairman of the Board of Directors and President. The stock issuance was approved by unanimous written consent of Directors Company on December 31, 1999

Use of Office Facilities

         The Company uses the facilities and personnel of its Chairman President Michael A. Drew without charge.

Item 8.      Legal Proceedings.

         The Company is not a party to any pending legal proceeding. Management is not aware of any threatened litigation, claims or assessments.

Item 9.      Market for Common Equity and Related Stockholder Matters.

(a)      Market Information

         Currently, there is no public market for the Company's common stock. At the appropriate time, the Company's management will complete the pertinent procedures for listing the Company's common stock on the National Association of Securities Dealers Over the Counter Electronic Bulletin Board. There can be no assurance however that management will be successful in this endeavor.

         The Company has no common equity that is subject to outstanding options or warrants to purchase, or securities convertible into, common equity of the Company. All 5,000,000 shares of common stock outstanding at April, 2000 could be sold pursuant to Rule 144 under the Securities Act.

(b) Holders

         As of the date of this filing there was one common shareholder of record.

(c) Dividends

         The Company has never declared any cash dividends.

         The current policy of the Company is not to pay cash dividends, but instead to retain future earnings, if any, to support the growth of the Company. However, there are no restrictions that limit the ability to pay dividends on common equity when it is lawful to do so.

Item 10.     Recent Sales of Unregistered Securities.

         On April 7,2000 the Company sold, for $1,000 cash, 1,000,000 shares of restricted common stock to its Chairman and President Michael A. Drew.

         On April 7, 2000, the Company issued 4,000,000 shares of restricted common stock for services to Michael A. Drew (Chairman and President). This purchaser being the sole shareholder, director, and president was in a position to access information more extensive than that contained in a registration statement.

         The foregoing described issuance, without an underwriter, totals 5,000,000 shares of restricted common stock. The person receiving the stock had access to all material information regarding the Company prior to the offer of sale, without an underwriter, of the Company's common stock. These offers and sales of common stock are believed to have been exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended, pursuant to section 4 (2) thereof, and by available state exemptions, from registration of the offer and sale of such common stock.

Item 11.     Description of Securities.

         The Company's authorized capital stock consists of 25,000,000 shares of common stock, of which, 5,000,000 shares were issued and outstanding as of April 7, 2000.

         Shareholders do not have an unqualified right to a dividend. The policy of the Company is not to declare dividends, however dividends may be declared, when lawful to do so, at the discretion of the Board of Directors.

         A common shareholder has the right to vote his/her shares in the affairs of the Company. Common shares have one vote each. The right to vote may be delegated by the shareholder to another person.

         In the event of a liquidation or dissolution of the Company's common shareholders are entitled to share pro rata all assets remaining, if any, after payment in full of liabilities.

         Shareholders do not have preemption rights. NRS 78.265 pertaining to corporations organized on or after October 1, 1991 states: "the stockholders of a corporation do not have a preemptive right to acquire the corporation's unissued shares except to the extent the articles of incorporation so provide." The Company's articles of incorporation do not so provide.

         Shareholders do not have any other material rights. There are no provisions in the Company's articles of incorporation or by-laws that would delay, defer or prevent a change in control of the Company.


Item 12.     Indemnification of Directors and Officers

         The Company's by-laws provide for indemnification against necessary expenses incurred, of directors or officers who are named as defendants in litigation relating to corporate affairs, except where the director or officer is adjudged in the action to be liable for negligence or misconduct in the performance of duty.

         Section 78.7502 of Nevada Corporation Law ("Discretionary and Mandatory Indemnification of Officers, Directors, Employees and Agents: General Provisions.") authorizes the Company to do the above.

Item 13.     Financial Statements

TERANCE L. KELLEY
Certified Public Accountant   3250 West Market St, Suite 307, Fairlawn, OH 44333




To the Shareholders and Board of Directors
Com-Animation, Inc.
(A Development Stage Company)

I have audited the accompanying balance sheet of Com-Animation, Inc. (A Development Stage Company) as of December 31, 2000 and the related statements of operations, shareholders' equity and cash flows, for the period from April 7, 2000 (Inception) to December 31, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audits.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclousers in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement position. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Com-Animation, Inc. (A Development Stage Company) as of December 31, 2000 and the results of its operations and its cash flows for the period from April 7, 2000 (Inception) to December 31, 2000 in conformity with generally accepted accepted accounting principles.

Terance L Kelley CPA
Fairlawn, OH
November 2, 2001

                                COM-ANIMATION, INC.
                          (A Development Stage Company)
                                 BALANCE SHEETS
                                December 31, 2000

ASSETS
Current Assets
    Cash                                                                    $38

Total Current Assets                                                         38

Other Assets
    Organization cost - net of amortization                               4,016

Total Assets                                                             $4,054


LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities

Shareholders' Equity
Common stock
    25,000,000 shares authorized at .001 par value,
    issued and outstanding 5,000,000 shares                              $5,000

(Deficit) accumulated during the development stage                         (946)

Total shareholders' equity                                                4,054

Total Liabilities and Shareholders' equity                               $4,054

See accompanying notes to audited financial statements.

                                COM-ANIMATION, INC.
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS
                                 For the Period

                                                         Oct. 1,        April 7,
                                                         through        through
                                                         Dec. 31,       Dec. 31,
                                                          2000           2000

Revenues                                                   $0             $0

Expenses
    General and Administrative                            414            946

(Loss) from operations                                   (414)          (946)

Income taxes                                                0              0

Net (Loss)                                              ($414)         ($946)

(Loss per Common Share                                  $0.00          $0.00

Weighted average common shares outstanding          5,000,000      5,000,000

See accompanying notes to audited financial statements.

                                COM-ANIMATION, INC.
                          (A Development Stage Company)
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY From April 7,
              2000 (Inception) to December 31, 2000



                                                       (Deficit)
                                                      Accumulated
                                                      During the
                               Common       Stock     Development
                               Shares       Amount      Stage         Total
Common shares issued
    for cash and services    5,000,000      $5,000        $0         $5,000

Net (Loss) for the period
    from inception                                      (946)          (946)

Balance December 31, 2000    5,000,000      $5,000     ($946)        $4,054

See accompanying notes to audited financial statements.

                                COM-ANIMATION, INC.
                          (A Development Stage Company)
                            STATEMENT OF CASH FLOWS From April 7, 2000
              (Inception) to December 31, 2000


Cash flow from operations

    Net (Loss)                                                            ($946)
    Less items not requiring cash
        Amortization                                                        709

Cash used in operations                                                    (237)

Cash flows used in investing activities
     Organization expenses                                                 (725)

Cash flows from financing activities
     Sale of Common Stock                                                 1,000

Increase in cash                                                             38

Cash at beginning of period                                                   0

Cash at end of period                                                       $38


See accompanying notes to audited financial statements.

                                COM-ANIMATION, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2000

Note 1- Summary of Significant Accounting Policies

Nature of Operations - Com-Animation, Inc. (the "Company"), a Nevada corporation, was incorporated on April 7, 2000. The Company is a Development Stage Company with a fiscal year ending December 31. The business of the Company is developing animation for television, film and website applications for the internet. To date, the Company has had no revenues.

Amortization - Organization expenses are amortized on a straight-line basis over sixty months in keeping with Internal Revenue Service Guidelines.

Loss Per Share - The computation of loss per share of common stock is based on the weighted average number of shares outstanding during the periods presented.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in financial statements and accompanying notes. Actual results could differ from those estimates.

Issuance of Shares for Services - Valuation of shares for services is based on estimated value of the services.

Note 2 - Income Taxes

The Company uses the liability method of accounting for income taxes specified by SFAS No. 109, "Accounting for Income Taxes", whereby deferred tax liabilities and assets are determined based on the difference between financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized and measured based on the likelihood of realization of the related tax benefit in the future. The Company had no material net deferred tax assets or liabilities at December 31, 2000.

Note 3- Related Party Transactions

On April 7, 2000 the Company sold, for $1,000 cash and $4,000 in services 5,000,000 shares of restricted common stock to its Chairman and President. Services were for initial incorporation work.

Note 4- Development Stage Company

The Company is a Development Stage Company. A development Stage Company is one for which principal operations have generated no revenues or an insignificant amount of revenue. A development Stage Company devotes most of its activities to establishing a new business.

TERANCE L. KELLEY
Certified Public Accountant   3250 West Market St, Suite 307, Fairlawn, OH 44333




To the Shareholders and Board of Directors
Com-Animation, Inc.
(A Development Stage Company)

I have reviewed the accompanying Balance Sheet of Com-Animation, Inc. (A Development Stage Company) as of March 31, 2001 and the related statements of operations, shareholders' equity and cash flows, for the period from April 7, 2000 (Inception) to March 31, 2001, in accordance with the Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Com-Animation, Inc.

A review consists principally of inquires of management and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my review I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

Terance L Kelley CPA
Fairlawn, OH
November 2, 2001

                                COM-ANIMATION, INC.
                          (A Development Stage Company)
                                 BALANCE SHEETS
                                 March 31, 2001

ASSETS
Current Assets
    Cash                                                                     $1

Total Current Assets                                                          1

Other Assets
    Organization cost - net of amortization                               3,780

Total Assets                                                             $3,781


LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities

Shareholders' Equity
Common stock
    25,000,000 shares authorized at .001 par value,
    issued and outstanding 5,000,000 shares                              $5,000

(Deficit) accumulated during the development stage                       (1,219)

Total shareholders' equity                                                3,781

Total Liabilities and Shareholders' equity                               $3,781

See accompanying notes and accountant's review report.

                                COM-ANIMATION, INC.
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS
                                 For the Period


                                                         Jan. 1         April 7,
                                                         through        through
                                                        March 31,      March 31,
                                                           2001           2001

Revenues                                                      $0             $0

Expenses
    General and Administrative                               273          1,219

(Loss) from operations                                      (273)        (1,219)

Income taxes                                                   0              0

Net (Loss)                                                 ($273)       ($1,219)

(Loss per Common Share                                     $0.00          $0.00

Weighted average common shares outstanding             5,000,000      5,000,000

See accompanying notes and accountant's review report.

                                COM-ANIMATION, INC.
                          (A Development Stage Company)
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY From April 7,
                2000 (Inception) to March 31, 2001

                                                                       (Deficit)
                                                                     Accumulated
                                                                      During the
                                        Common       Stock       Development
                                        Shares       Amount      Stage          Total

Common shares issued
    for cash and services            5,000,000      $5,000             $0         $5,000

Net (Loss) for the period
    from inception                                                 (1,219)        (1,219)

Balance March 31, 2001               5,000,000      $5,000        ($1,219)        $3,781

See accompanying notes and accountant's review report.

                                COM-ANIMATION, INC.
                          (A Development Stage Company)
                            STATEMENT OF CASH FLOWS From April 7, 2000
                (Inception) to March 31, 2001



Cash flow from operations

    Net (Loss)                                                          ($1,219)
    Less items not requiring cash
        Amortization                                                        945

Cash used in operations                                                    (274)

Cash flows used in investing activities
     Organization expenses                                                 (725)

Cash flows from financing activities
     Sale of Common Stock                                                 1,000

Increase in cash                                                              1

Cash at beginning of period                                                   0

Cash at end of period                                                        $1


See accompanying notes and accountant's review report.

                                COM-ANIMATION, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                 March 31, 2001

Note 1- Summary of Significant Accounting Policies

Nature of Operations - Com-Animation, Inc. (the "Company"), a Nevada corporation, was incorporated on April 7, 2000. The Company is a Development Stage Company with a fiscal year ending December 31. The business of the Company is developing animation for television, film and website applications for the internet. To date, the Company has had no revenues.

Amortization - Organization expenses are amortized on a straight-line basis over sixty months in keeping with Internal Revenue Service Guidelines.

Loss Per Share - The computation of loss per share of common stock is based on the weighted average number of shares outstanding during the periods presented.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in financial statements and accompanying notes. Actual results could differ from those estimates.

Issuance of Shares for Services - Valuation of shares for services is based on estimated value of the services.

Note 2 - Income Taxes

The Company uses the liability method of accounting for income taxes specified by SFAS No. 109, "Accounting for Income Taxes", whereby deferred tax liabilities and assets are determined based on the difference between financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized and measured based on the likelihood of realization of the related tax benefit in the future. The Company had no material net deferred tax assets or liabilities at March 31, 2001.

Note 3- Related Party Transactions

On April 7, 2000 the Company sold, for $1,000 cash and $4,000 in services 5,000,000 shares of restricted common stock to its Chairman and President. Services were for initial incorporation work.

Note 4- Development Stage Company

The Company is a Development Stage Company. A development Stage Company is one for which principal operations have generated no revenues or an insignificant amount of revenue. A development Stage Company devotes most of its activities to establishing a new business.

TERANCE L. KELLEY
Certified Public Accountant   3250 West Market St, Suite 307, Fairlawn, OH 44333




To the Shareholders and Board of Directors
Com-Animation, Inc.
(A Development Stage Company)

I have reviewed the accompanying Balance Sheet of Com-Animation, Inc. (A Development Stage Company) as of June 30, 2001 and the related statements of operations, shareholders' equity and cash flows, for the period from April 7, 2000 (Inception) to June 30, 2001, in accordance with the Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Com-Animation, Inc.

A review consists principally of inquires of management and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my review I an not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

Terance L Kelley CPA
Fairlawn, OH
November 2, 2001

                                COM-ANIMATION, INC.
                          (A Development Stage Company)
                                 BALANCE SHEETS
                                  JUNE 30, 2001

ASSETS
Current Assets
    Cash                                                                     $0

Total Current Assets                                                          0

Other Assets
    Organization cost - net of amortization                               3,544

Total Assets                                                             $3,544


LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities

Shareholders' Equity
Common stock
    25,000,000 shares authorized at .001 par value,
    issued and outstanding 5,000,000 shares                              $5,000

(Deficit) accumulated during the development stage                       (1,456)

Total shareholders' equity                                                3,544

Total Liabilities and Shareholders' equity                               $3,544

See accompanying notes and accountant's review report.

                                COM-ANIMATION, INC.
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS
                                 For the Period

                                                       May 1,         April 7,
                                                       through        through
                                                       June 30,       June 30,
                                                       2001             2001

Revenues                                                  $0             $0

Expenses
    General and Administrative                           237          1,456

(Loss) from operations                                  (237)        (1,456)

Income taxes                                               0              0

Net (Loss)                                             ($237)       ($1,456)

(Loss per Common Share                                 $0.00          $0.00

Weighted average common shares outstanding         5,000,000      5,000,000

See accompanying notes and accountant's review report.

                                COM-ANIMATION, INC.
                          (A Development Stage Company)
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY From April 7,
                2000 (Inception) to June 30, 2001

                                                           (Deficit)
                                                           Accumulated
                                                           During the
                                  Common       Stock       Development
                                  Shares       Amount      Stage          Total
Common shares issued
    for cash and services       5,000,000      $5,000          $0        $5,000

Net (Loss) for the period
    from inception                                         (1,456)       (1,456)

Balance June 30, 2001           5,000,000      $5,000     ($1,456)       $3,544

See accompanying notes and accountant's review report.

                                COM-ANIMATION, INC.
                          (A Development Stage Company)
                            STATEMENT OF CASH FLOWS From April 7, 2000
                (Inception) to June 30, 2001


Cash flow from operations

    Net (Loss)                                                          ($1,456)
    Less items not requiring cash
        Amortization                                                      1,181

Cash used in operations                                                    (275)

Cash flows used in investing activities
     Organization expenses                                                 (725)

Cash flows from financing activities
     Sale of Common Stock                                                 1,000

Increase in cash                                                              0

Cash at beginning of period                                                   0

Cash at end of period                                                        $0


See accompanying notes and accountant's review report.

                                COM-ANIMATION, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 2001

Note 1- Summary of Significant Accounting Policies

Nature of Operations - Com-Animatrix, Inc. (the "Company"), a Nevada corporation, was incorporated on April 7, 2000. The Company is a Development Stage Company with a fiscal year ending December 31. The business of the Company is developing animation for television, film and website applications for the internet. To date, the Company has had no revenues.

Amortization - Organization expenses are amortized on a straight-line basis over sixty months in keeping with Internal Revenue Service Guidelines.

Loss Per Share - The computation of loss per share of common stock is based on the weighted average number of shares outstanding during the periods presented.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in financial statements and accompanying notes. Actual results could differ from those estimates.

Issuance of Shares for Services - Valuation of shares for services is based on estimated value of the services.

Note 2 - Income Taxes

The Company uses the liability method of accounting for income taxes specified by SFAS No. 109, "Accounting for Income Taxes", whereby deferred tax liabilities and assets are determined based on the difference between financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized and measured based on the likelihood of realization of the related tax benefit in the future. The Company had no material net deferred tax assets or liabilities at June 30, 2001.

Note 3- Related Party Transactions

On April 7, 2000 the Company sold, for $1,000 cash and $4,000 in services 5,000,000 shares of restricted common stock to its Chairman and President. Services were for initial incorporation work.

Note 4- Development Stage Company

The Company is a Development Stage Company. A development Stage Company is one for which principal operations have generated no revenues or an insignificant amount of revenue. A development Stage Company devotes most of its activities to establishing a new business.

TERANCE L. KELLEY
Certified Public Accountant   3250 West Market St, Suite 307, Fairlawn, OH 44333




To the Shareholders and Board of Directors
Com-Animatrix, Inc.
(A Development Stage Company)

I have reviewed the accompanying Balance Sheet of Com-Animatrix, Inc. (A Development Stage Company) as of September 30, 2001 and the related statements of operations, shareholders' equity and cash flows, for the period from April 7, 2000 (Inception) to September 30, 2001, in accordance with the Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Animatrix, Inc.

A review consists principally of inquires of management and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my review I an not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

Terance L Kelley CPA
Fairlawn, OH
November 2, 2001

                                COM-ANIMATRIX, INC.
                          (A Development Stage Company)
                                 BALANCE SHEETS
                               September 30, 2001

ASSETS
Current Assets
    Cash                                                                     $0

Total Current Assets                                                          0

Other Assets
    Organization cost - net of amortization                               3,308

Total Assets                                                             $3,308


LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
    Bank over drafts                                                        $37

Total Current Liabilities                                                    37

Shareholders' Equity
Common stock
    25,000,000 shares authorized at .001 par value,
    issued and outstanding 5,000,000 shares                              $5,000

(Deficit) accumulated during the development stage                       (1,729)

Total shareholders' equity                                                3,271

Total Liabilities and Shareholders' equity                               $3,808


See accompanying notes and accountant's review report.

                                COM-ANIMATION, INC.
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS
                                 For the Period

                                                         July 1,        April 7,
                                                         through        through
                                                         Sep. 30,       Sep. 30,
                                                           2001           2001

Revenues                                                     $0             $0

Expenses
    General and Administrative                              273          1,729

(Loss) from operations                                     (273)        (1,729)

Income taxes                                                  0              0

Net (Loss)                                                ($273)       ($1,729)

(Loss per Common Share                                    $0.00          $0.00

Weighted average common shares outstanding            5,000,000      5,000,000



See accompanying notes and accountant's review report.

                                COM-ANIMATRIX, INC.
                          (A Development Stage Company)
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY From April 7,
              2000 (Inception) to September 30, 2001

                                                        (Deficit)
                                                       Accumulated
                                                        During the
                               Common       Stock      Development
                               Shares       Amount        Stage          Total
Common shares issued
    for cash and services    5,000,000      $5,000            $0         $5,000

Net (Loss) for the period
    from inception                                        (1,729)        (1,729)

Balance September 30, 2001   5,000,000      $5,000       ($1,729)        $3,271



See accompanying notes and accountant's review report.

                                COM-ANIMATRIX, INC.
                          (A Development Stage Company)
                            STATEMENT OF CASH FLOWS From April 7, 2000
              (Inception) to September 30, 2001


Cash flow from operations

    Net (Loss)                                                          ($1,729)
    Less items not requiring cash
        Amortization                                                      1,417
    Increase in Bank Overdrafts                                              37
Cash used in operations                                                    (275)

Cash flows used in investing activities
     Organization expenses                                                 (725)

Cash flows from financing activities
     Sale of Common Stock                                                 1,000

Increase in cash                                                              0

Cash at beginning of period                                                   0

Cash at end of period                                                        $0


See accompanying notes and accountant's review report.

                                COM-ANIMATRIX, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                               September 30, 2001

Note 1- Summary of Significant Accounting Policies

Nature of Operations - Com-Animatrix, Inc. (the "Company"), a Nevada corporation, was incorporated on April 7, 2000. The Company is a Development Stage Company with a fiscal year ending December 31. The business of the Company is developing animation for television, film and website applications for the internet. To date, the Company has had no revenues.

Amortization - Organization expenses are amortized on a straight-line basis over sixty months in keeping with Internal Revenue Service Guidelines.

Loss Per Share - The computation of loss per share of common stock is based on the weighted average number of shares outstanding during the periods presented.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in financial statements and accompanying notes. Actual results could differ from those estimates.

Issuance of Shares for Services - Valuation of shares for services is based on estimated value of the services.

Note 2 - Income Taxes

The Company uses the liability method of accounting for income taxes specified by SFAS No. 109, "Accounting for Income Taxes", whereby deferred tax liabilities and assets are determined based on the difference between financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized and measured based on the likelihood of realization of the related tax benefit in the future. The Company had no material net deferred tax assets or liabilities at September 30, 2001.

Note 3- Related Party Transactions

On April 7, 2000 the Company sold, for $1,000 cash and $4,000 in services 5,000,000 shares of restricted common stock to its Chairman and President. Services were for initial incorporation work.

Note 4- Development Stage Company

The Company is a Development Stage Company. A development Stage Company is one for which principal operations have generated no revenues or an insignificant amount of revenue. A development Stage Company devotes most of its activities to establishing a new business.

Item 14.     Exhibits.

         The following Exhibits are filed as part of the Registration Statement:

Exhibit No.                   Identification of Exhibit

   3.1  -      Articles of Incorporation
   3.2  -      By Laws



                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the small business issuer caused this registration to be signed on its behalf by the undersigned, thereunto duly authorized.


               Com-Animation, Inc.
               (small business issuer)

              /S/ Michael A. Drew
              -------------------
                  Michael A. Drew, Chairman of the Board, President